Exhibit 99.1

NLS Pharmaceutics Ltd. Announces Closing of Private Placement and
Expected Compliance with Nasdaq Continued Listing Rules

ZURICH, SWITZERLAND / ACCESSWIRE / October 15, 2024 / NLS Pharmaceutics Ltd. (Nasdaq:NLSP)(Nasdaq:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced the closing of a private placement offering consisting of the issuance and sale of 806,452 common shares, par value CHF 0.80 per share and common share purchase warrants to purchase 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and have an exercise price of $4.25 per share.

In addition, the Company closed a debt purchase agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of approximately $4.96. The preferred shares contain a conversion price of $4.96 per share. Pursuant to the debt purchase agreement, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares.

NLS also announced that it believes it has regained compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5550(a)(2), due to the fact that its common shares have traded above $1.00 for ten consecutive trading days. In addition, due in part to the foregoing transactions, NLS announced that it believes that it satisfies the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

The securities described above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. For example, the Company is using forward-looking statements when discussing the potential conversion of preferred shares or exercise of warrants and that it believes it is in compliance with applicable Nasdaq rules. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact:

Investor Relations Contact

InvestorRelations@nls-pharma.com

www.nlspharma.com